Exhibit 23.4

Consent of Independent Auditors
We consent to the reference to our firm under the caption “Experts” and to the use of our report dated May 5, 2014, with respect to the statement of revenues over certain operating expenses for the year ended December 31, 2013 of 222 Main included in Supplement No. 7 dated June 18, 2014 to the Prospectus dated April 25, 2014 that is made part of the Registration Statement (Form S-11 No. 333-164703) of KBS Real Estate Investment Trust III, Inc. for the registration of up to 280,000,000 shares, or up to $2,760,000,000 of shares, of its common stock.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

Newport Beach, California
June 18, 2014